UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 Amendment No. 2 KINDER MORGAN ENERGY PARTNERS, L.P. (Name of Issuer)

Common Units (Title of Class of Securities)

494550 10 6
(CUSIP Number)

Mr. Joseph Listengart
Kinder Morgan, Inc.
One Allen Center
500 Dallas Street, Suite 1000
Houston, Texas 77002
Telephone: (713) 369-9000
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

with a copy to:
Mr. Gary W. Orloff
Bracewell & Patterson, L.L.P.
South Tower Pennzoil Place
711 Louisiana Street, Suite 2900
Houston, Texas 77002-2781
Telephone: (713) 221-1306
Fax: (713) 221-2166

November 19, 2004 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.: 494550 10 6
1	Name of Reporting Person Kinder Morgan, Inc.
2	Check the Appropriate Box If A Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Kansas
7	Sole Voting Power 8,838,095
8	Shared Voting Power 5,517,640
9	Sole Dispositive Power 8,838,095
10	Shared Dispositive Power 5,517,640
11	Aggregate Amount Beneficially Owned by Reporting Person 14,355,735
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 9.77%
14	Type of Reporting Person CO

STATEMENT ON SCHEDULE 13D/A

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Initial Statement") filed by Kinder Morgan, Inc. on January 28, 2000, relating to the common units ("Common Units") of Kinder Morgan Energy Partners, L.P. (such Initial Statement, as amended and supplemented by Amendment No. 1 dated September 16, 2002, the "Statement"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Initial Statement. All references to numbers of Common Units give effect to a two-for-one Common Unit split by the Issuer on August 31, 2001.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Statement is supplemented as follows:

     On November 19, 2004, the Issuer completed the acquisition of TransColorado Gas Transmission Company, a Colorado general partnership, from the Reporting Person for $275 million, consisting of approximately $210 million in cash and 1,400,000 Common Units. The value of the Common Units was determined based on the closing price of the Common Units on the New York Stock Exchange on November 18, 2004. The transaction was approved by the relevant boards of directors following the receipt of fairness opinions from separate investment banking firms.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Statement is supplemented as follows:

     The Reporting Person's response in Item 3 is incorporated herein by reference. As a result of the transaction reported in response to Item 3, as of November 19, 2004, the Reporting Person beneficially owned directly 8,838,095 Common Units, representing 6.02% of the outstanding Common Units based on the number of outstanding Common Units as of the most recent practicable date, and beneficially owned through wholly-owned subsidiaries an additional 5,517,640 Common Units, representing 3.75% of the outstanding Common Units. The Reporting Person had sole voting and dispositive power with respect to the Common Units owned directly, and with respect to the Common Units owned by wholly-owned subsidiaries, shared voting and dispositive power with those wholly-owned subsidiaries. Thus, as of November 19, 2004, the Reporting Person had direct and indirect beneficial ownership of 14,355,735 Common Units, representing 9.77% of the outstanding Common Units. The persons listed on Appendix A disclaim any beneficial ownership of the Common Units owned by the Reporting Person. No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Person.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2004	Kinder Morgan, Inc.

	By:	/s/ Joseph Listengart
Joseph Listengart
Vice President, General Counsel and Secretary

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF KINDER MORGAN, INC.

     Set forth below are the name, current business address, citizenship, present principal occupation or employment and beneficial ownership of Common Units of each director and executive officer of the Reporting Person. The principal address of the Reporting Person, the Issuer, Kinder Morgan G.P., Inc. ("KMGP"), which is the general partner of the Issuer and Kinder Morgan Management, LLC ("KMR"), which is the delegate of KMGP, and, unless otherwise indicated, the current business address for each individual listed below, is One Allen Center, 500 Dallas Street, Suite 1000, Houston, Texas 77002. Each director or executive officer listed below is a citizen of the United States and, except as set forth as below, has sole voting and dispositive power over all Common Units beneficially owned by him or her.

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Common Units Beneficially Owned (Percentage of Common Units Outstanding) as of November 30, 2004, unless provided otherwise
Richard D. Kinder (1)	Mr. Kinder is the Chairman of the Board of Directors and Chief Executive Officer of the Reporting Person, KMGP and KMR.	316,079 (less than 1%)
Michael C. Morgan	Mr. Morgan is a Director of the Reporting Person	6,000 (less than 1%)
Edward H. Austin, Jr.

Mr. Austin is a Director of the Reporting Person. Mr. Austin's principal occupation is Director and Executive Vice President of Austin, Calvert & Flavin, Inc., an investment advisory firm located in San Antonio, Texas.

20,000 (less than 1%)
Charles W. Battey	Mr. Battey is a Director of the Reporting Person. Mr. Battey's principal occupation is an independent consultant and active community volunteer based in Overland Park, Kansas.	-

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Common Units Beneficially Owned (Percentage of Common Units Outstanding) as of November 30, 2004, unless provided otherwise
Stewart A. Bliss	Mr. Bliss is a Director of the Reporting Person. Mr. Bliss's principal occupation is an Independent Financial Consultant and Senior Business Advisor in Denver, Colorado.	-
Ted A. Gardner	Mr. Gardner is a Director of the Reporting Person. Mr. Gardner's principal occupation is private investor in Charlotte, North Carolina.	43,404 (less than 1%)
William J. Hybl

Mr. Hybl is a Director of the Reporting Person. Mr. Hybl's principal occupation is Chairman of the Board of Directors, Chief Executive Officer and Trustee of El Pomar Foundation, a charitable foundation located in Colorado Springs, Colorado.

1,000 (less than 1%)
David D. Kinder (2)	Mr. Kinder is Vice President, Corporate Development of the Reporting Person, KMGP and KMR.	2,186 (less than 1%)
Joseph Listengart	Mr. Listengart is Vice President, General Counsel and Secretary of the Reporting Person, KMGP and KMR.	4,198 (less than 1%)
Deborah A. Macdonald	Ms. Macdonald is President, Natural Gas Pipelines of the Reporting Person, KMGP and KMR.	-
Edward Randall, III	Mr. Randall is a Director of the Reporting Person. Mr. Randall's principal occupation is private investor in Houston, Texas.	44,296 (less than 1%)
Fayez Sarofim (3)

Mr. Sarofim is a Director of the Reporting Person. Mr. Sarofim's principal occupation is President and Chairman of the Board of Fayez Sarofim & Co., an investment advisory firm located in Houston, Texas.

7,266,921 (4.95%)
C. Park Shaper	Mr. Shaper is the Executive Vice President and Chief Financial Officer of the Reporting Person, KMGP and KMR and a Director of KMGP and KMR.	4,000 (less than 1%)

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Common Units Beneficially Owned (Percentage of Common Units Outstanding) as of November 30, 2004, unless provided otherwise
James E. Street	Mr. Street is Vice President, Human Resources and Administration of the Reporting Person, KMGP and KMR.	10,000 (less than 1%)
H. A. True, III	Mr. True is a Director of the Reporting Person. Mr. True's principal occupation is owner, officer and director of the True Companies, which are involved in energy, agriculture and financing, and are located in Casper Wyoming.	-
Daniel E. Watson	Mr. Watson is President, Retail of the Reporting Person.	2,736 (less than 1%)

______________
(1)	Includes 7,979 Common Units owned by Mr. Kinder's spouse. Mr. Kinder disclaims any and all beneficial or pecuniary interest in these Common Units.
(2)	Includes 1,211 Common Units owned by Mr. Kinder's spouse. Mr. Kinder disclaims any and all beneficial or pecuniary interest in these Common Units.
(3)

Information presented in this table is from the Schedule 13G filed by Fayez Sarofim & Co. and Fayez Sarofim on February 12, 2004. Includes 0 Common Units over which Fayez Sarofim & Co. has sole voting power, 3,986,712 Common Units over which Fayez Sarofim & Co. has shared voting power, 0 Common Units over which Fayez Sarofim & Co. has sole investment power and 5,262,921 Common Units over which Fayez Sarofim & Co. has shared investment power. Includes 2,000,000 Common Units over which Mr. Sarofim has sole voting and investment power, 3,990,712 Common Units over which Mr. Sarofim has shared voting power and 5,266,921 Common Units over which Mr. Sarofim has shared investment power.